UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Grupo Televisa, S.A. (the “Issuer”)

(Name of Issuer)

Series A Shares (“A Shares”)

Series B Shares (“B Shares”)

Dividend Preferred Shares (“D Shares”)

Series L Shares (“L Shares”)

(Title of Class of Securities)

                                                                       40049J206 (1)
(CUSIP Number)

Juan Sebastián Mijares Ortega

Grupo Televisa, S.A.

Avenida Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 México, D.F.

México

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                                    July 1, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 9)

_________________________

(1)             CUSIP number is for the Global Depositary Shares (“GDSs”) only. GDSs each represent twenty certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, D Shares or L Shares, since such securities are not traded in the United States.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emilio Fernando Azcárraga Jean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 22,100 A Shares, 18,920 B Shares, 30,100 D Shares and 30,100 L Shares (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares and 2,428,456,730 L Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 22,100 A Shares, 18,920 B Shares, 30,100 D Shares and 30,100 L Shares (See Items 5(a) and 5(b))
WITH	10	SHARED DISPOSITIVE POWER 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares and 2,428,456,730 L Shares (See Items 5(a) and 5(b))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,649,397,693 A Shares, 1,526,477,436 B Shares, 2,428,486,830 D Shares and 2,428,486,830 L Shares (See Items 5(a) and 5(b))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.20% of A Shares, 2.57% of B Shares, 2.68% of D Shares and 2.68% of L Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 40049J206 GDSs	13D	Page 3 of 9

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the “Commission”) on April 5, 2004 with respect to the Series A Shares of common stock, no par value (the “A Shares”), the Series B Shares of common stock, no par value (the “B Shares”), the Dividend Preferred Shares of common stock, no par value (the “D Shares”), and the limited-voting Series L Shares of common stock, no par value (“L Shares” and, together with the A Shares, the B Shares and the D Shares, the “Shares”) of Grupo Televisa, S.A. (the “Issuer”). Capitalized terms used but not otherwise defined in the Amendment have the meanings ascribed to such term in the Schedule 13D.

The Issuer is a sociedad anónima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 México, D.F., México.

Item 2.	Identity and Background.
(a) – (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Emilio Fernando Azcárraga Jean (“EAJ” or the “Reporting Person”).

EAJ is a Mexican citizen whose present principal occupation is President and Chairman of the Board of the Issuer. His principal business address is: Av. Chapultepec 18, First Floor, News Center, Col. Doctores, 06724 México, D.F, México.

EAJ is the sole beneficiary of Trust No. 80370, a trust organized under the laws of Mexico for the benefit of EAJ (the “Azcárraga Trust”) and has the power to determine the investment and voting decisions made by the Azcárraga Trust.

Trust No. 80359 (the “LTRP Trust”) is a trust organized under the laws of Mexico as an equity compensation plan for employees of the Issuer. The LTRP Trust holds the following Shares: 7,406,648,335 A Shares, 4,019,584,893 B Shares, 2,677,880,689 D Shares and 2,677,880,689 L Shares. Beginning in 2008, however, Shares held in the LTRP Trust will become vested over a period of years, reducing the number of Shares held in the LTRP Trust accordingly. A technical committee, all of whose members are employees of the Issuer, has the power to control the voting of Shares held by the LTRP Trust. Thus, the LTRP Trust may be deemed to be controlled by the Issuer, and the Issuer and EAJ may be deemed to share beneficial ownership of all Shares beneficially owned by the LTRP Trust. The Issuer and EAJ expressly disclaim such beneficial ownership.

(d) and (e)

EAJ has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a

CUSIP No. 40049J206 GDSs	13D	Page 4 of 9

judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required to purchase the 600 A Shares purchased on the Mexican Stock Exchange by EAJ in June 2005 was U.S. $10.00. The funds used to purchase these Shares were obtained from the personal funds of EAJ.

Item 4.	Purpose of Transaction.
Trust Agreement

Voting of Shares. Pursuant to the agreement governing the Shareholder Trust (the “Trust Agreement”), the Shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members—three appointed by the Azcárraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, EAJ controls the voting of the Shares held through the Shareholder Trust. In elections of directors, the Technical Committee instructs the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by EAJ. As a result, EAJ has the ability to direct the election of eleven out of 20 members of the Issuer’s board of directors.

In accordance with the Trust Agreement, the Technical Committee instructs the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals to be elected as members of the Board of Directors of the Issuer, who are designated as follows. EAJ is now entitled to nominate three, rather than two, individuals because the Investor Trust no longer holds at least two percent of the Shares. So long as the Shares held by the Inbursa Trust through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it is entitled to nominate two individuals. Because the B Shares held through the Shareholder Trust constitute 2.57% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to the Issuer’s Board.

EAJ has agreed to consult with the Inbursa Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Trust Agreement, including increases or reductions in the capital stock of the Issuer (other than acquisitions by the Issuer of its capital stock as permitted by Mexican law); merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Issuer; related party transactions, extensions of credit, the purchase or sale of assets of the Issuer or share repurchases, in each case exceeding specified thresholds; the furnishment of guaranties, other than in the ordinary course of business; and selection of the chairman of the Issuer’s board of directors, if different from EAJ. If the Inbursa Trust requests that Shares be voted in a particular way on such a matter, and EAJ declines to do so, then notwithstanding the arrangements described below, the Inbursa Trust may immediately withdraw its Shares from the Shareholder Trust. These consultation rights will terminate if the

CUSIP No. 40049J206 GDSs	13D	Page 5 of 9

Inbursa Trust ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Shares.

Release of Shares. Before July 1, 2005, certain restrictions existed on the ability of the Inbursa Trust and the Investor Trust to withdraw Shares from the Shareholder Trust. After July 1, 2005, the Inbursa Trust was entitled to withdraw up to two-thirds of its Shares and the Investor Trust was entitled to withdraw all of its Shares. The Inbursa Trust is authorized to withdraw any or all of its remaining Shares beginning July 1, 2009. The Azcárraga Trust may withdraw any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such withdrawal, the Inbursa Trust may freely withdraw any or all of its Shares. Notwithstanding these restrictions, if EAJ transfers Shares such that a third party would control the Issuer, and at the time of the transfer there is no law that would require the third party purchaser to tender for all outstanding Shares (including Shares beneficially owned by the Inbursa Trust), the Inbursa Trust will have the right to participate in the transfer on the same terms and conditions as EAJ.

On December 16, 2004, the beneficiaries of the Trust Agreement agreed to an amendment to the Trust Agreement, which allows EAJ to withdraw up to 3,082,482 CPOs from the Shareholder Trust.

Withdrawals

On July 1, 2005, Trust No. F/0008 (the “Pension Trust”), a trust organized under the laws of Mexico, which had received a beneficial interest in two-thirds of the Inbursa Trust’s Shares from an affiliate of the Inbursa Trust, withdrew all of its Shares from the Shareholder Trust. On July 22, 2005, the Investor Trust withdrew all of its Shares from the Shareholder Trust.

General

The provisions of the Trust Agreement are set forth as an exhibit to the Schedule 13D and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only and is qualified in its entirety by reference to such documents.

Except as set forth in this Statement, EAJ currently has no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time EAJ may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). EAJ reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by EAJ.

Item 5.	Interest in Securities of the Issuer.

(a)          The Shareholder Trust, the Azcárraga Trust, the Inbursa Trust, EAJ and Promotora Inbursa constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Shareholder Trust beneficially owns directly, and each of the Azcárraga Trust, the Inbursa Trust, and Promotora Inbursa may be deemed to beneficially own indirectly the following number of Shares: 54,649,375,593 A Shares, which constitute approximately

CUSIP No. 40049J206 GDSs	13D	Page 6 of 9

44.20% of the 123,632,194,175 A Shares outstanding; 1,526,458,516 B Shares, which constitute approximately 2.57% of the 59,298,118,796 B Shares outstanding; 2,428,456,730 D Shares, which constitute approximately 2.68% of the 90,588,051,715 D Shares outstanding; and 2,428,456,730 L Shares, which constitute approximately 2.68% of the 90,588,051,715 L Shares outstanding.

EAJ beneficially owns directly 600 A Shares and 860 CPOs (which represent 21,500 A Shares, 18,920B Shares, 30,100 D Shares and 30,100 L Shares). Including the Shares that EAJ is deemed to own as a member of the Shareholder Trust, EAJ beneficially owns the following number of Shares: 54,649,397,693 A Shares, which constitute approximately 44.20% of the 123,632,194,175 A Shares outstanding; 1,526,477,436 B Shares, which constitute approximately 2.57% of the 59,298,118,796 B Shares outstanding; 2,428,486,830 D Shares, which constitute approximately 2.68% of the 90,588,051,715 D Shares outstanding; and 2,428,486,830 L Shares, which constitute approximately 2.68% of the 90,588,051,715 L Shares outstanding.

Shares held directly by members of the “group” (as described above) other than EAJ are not disclosed in this Amendment. EAJ expressly disclaims beneficial ownership of any Shares directly beneficially owned by any direct or indirect participant in the Shareholder Trust, other than by EAJ.

(b)	(1)	Shareholder Trust

Pursuant to the Trust Agreement, the Shareholder Trust has the shared power to vote, or direct the voting, of the following number of Shares: 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares, and 2,428,456,730 L Shares. The Shareholder Trust has no power to dispose, or direct the disposition, of any Shares. Each of the beneficiaries of the Shareholder Trust has the shared power to dispose, or direct the disposition, of the Shares held by the Shareholder Trust.

(2)	EAJ

Pursuant to the Trust Agreement, EAJ, as the sole beneficiary of the Azcárraga Trust, has the shared power to vote, or direct the voting, and the shared power to dispose, or direct the disposition, of the following number of Shares: 54,649,375,593 A Shares, 1,526,458,516 B Shares, 2,428,456,730 D Shares, and 2,428,456,730 L Shares.

EAJ has the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 22,100 A Shares, 18,920 B Shares, 30,100 D Shares and 30,100 L Shares. These Shares are comprised primarily of 860 CPOs that were received as a bequest from a family member in 1993 and were inadvertently excluded from the Schedule 13D.

Upon release of all Shares from the Shareholder Trust, EAJ would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares, in addition to the Shares described in the preceding paragraph: 52,991,825,693 A Shares, 67,814,604 B Shares, 107,886,870 D Shares and 107,886,870 L Shares.

CUSIP No. 40049J206 GDSs	13D	Page 7 of 9

(c)          In August 2004, a total of 5,605,148 CPOs were transferred by EAJ without consideration as gifts to unrelated third parties. Except as described herein or in Schedule I, no transactions in Shares were effected since the filing of the Schedule 13D.

	(d)	Not applicable.
	(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between EAJ and any person with respect to Shares.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Power of Attorney of EAJ, dated April 2, 2004.
99.2	English translation of the amendment to the Trust Agreement, dated December 16, 2004.

*The Trust Agreement relating to the Shareholder Trust, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de Mexico, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, María de las Nieves Fernández González, Antonino Fernández Rodríguez, Carlos Fernández González, Grupo Televisa, S.A. and Grupo Televicentro, S.A. de C.V., filed as an exhibit to the Schedule 13D filed on April 5, 2004, is hereby incorporated herein by reference.

CUSIP No. 40049J206 GDSs	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to myself is true, complete and correct.

Emilio Azcárraga Jean	By:	/s/ Juan Sebastián Mijares Ortega
Juan Sebastián Mijares Ortega
Attorney-in-Fact
Date:		January 18, 2006

CUSIP No. 40049J206 GDSs	13D	Page 9 of 9

SCHEDULE I

Since the filing of the Schedule 13D, the Reporting Person effected the following transactions in CPOs on the Mexican Stock Exchange. The prices below reflect the average consideration received per CPO on the relevant trade date, net of commissions and value added tax (in US$ based upon an exchange rate of 11.45 Mexican pesos per dollar).

Reporting Person	Type of Transaction	Trade Date	Number of CPOs	Average Price per CPO
EAJ	Sale	September 7, 2004	80,000	US$ 2.42
EAJ	Sale	September 8, 2004	30,000	US$ 2.43
EAJ	Sale	September 9, 2004	200,000	US$ 2.42
EAJ	Sale	September 10, 2004	100,000	US$ 2.42
EAJ	Sale	September 13, 2004	10,000	US$ 2.42
EAJ	Sale	September 20, 2004	95,000	US$ 2.50
EAJ	Sale	September 21, 2004	200,000	US$ 2.50
EAJ	Sale	September 23, 2004	70,000	US$ 2.49
EAJ	Sale	September 24, 2004	40,000	US$ 2.51
EAJ	Sale	September 28, 2004	200,000	US$ 2.58
EAJ	Sale	September 29, 2004	20,000	US$ 2.63
EAJ	Sale	September 30, 2004	50,000	US$ 2.62
EAJ	Sale	October 1, 2004	30,000	US$ 2.64
EAJ	Sale	October 4, 2004	50,000	US$ 2.67
EAJ	Sale	October 5, 2004	140,000	US$ 2.69
EAJ	Sale	October 6, 2004	250,000	US$ 2.66
EAJ	Sale	November 4, 2004	300,000	US$ 2.82
EAJ	Sale	November 11, 2004	55,000	US$ 2.83
EAJ	Sale	November 12, 2004	50,000	US$ 2.86
EAJ	Sale	November 15, 2004	60,000	US$ 2.88
EAJ	Sale	November 16, 2004	150,000	US$ 2.89
EAJ	Sale	November 17, 2004	150,000	US$ 2.90
EAJ	Sale	November 18, 2004	70,000	US$ 2.91
EAJ	Sale	November 22, 2004	5,600	US$ 2.93
EAJ	Sale	November 24, 2004	64	US$ 2.93
EAJ	Sale	November 25, 2004	2	US$ 2.94